UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: May 5, 2021

Commission file number 1- 33198
_________________________

ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its charter)
_________________________

Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Altera Infrastructure L.P. dated May 5, 2021.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	ALTERA INFRASTRUCTURE GP L.L.C., its general partner

Date: May 5, 2021	By:	/s/ Mark Mitchell
Mark Mitchell Company Secretary

Press Release ¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯

Altera Infrastructure Reports First Quarter 2021 Results

Aberdeen, United Kingdom, May 5, 2021 - Altera Infrastructure GP LLC (Altera GP), the general partner of Altera Infrastructure L.P. (Altera or the Partnership), today reported the Partnership’s results for the quarter ended March 31, 2021.

•Revenues of $272.8 million and net income of $5.9 million, or $0.00 per common unit, in the first quarter of 2021
•Adjusted EBITDA(1) of $120.3 million in the first quarter of 2021

The following table presents the Partnership's Consolidated Financial Summary:

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
In thousands of U.S. Dollars, unaudited	$	$	$
IFRS FINANCIAL RESULTS
Revenues	272,754	278,657	312,401
Net Income (loss)	5,901	(73,029)	(258.932)
Limited partners' interest in net income (loss) per common unit - basic	0.00	(0.20)	(0.63)

NON-IFRS FINANCIAL MEASURE:
Adjusted EBITDA (1)	120,270	142,193	163,548

(1)Please refer to "Non-IFRS Measures" for the definition of this term and reconciliation of this non-IFRS measure as used in this release to the most directly comparable measure under IFRS.

The Partnership generated net income of $6 million for the three months ended March 31, 2021, compared to a net loss of $259 million for the three months ended March 31, 2020. The results for the recent quarter benefited mainly from the absence of a $172 million impairment loss and a decrease of $105 million in loss on derivatives, compared to the same quarter in the prior year. This was partially offset by lower revenues from the Petrojarl FPSO, and the Randgrid FSO and an absence of Voyageur FPSO revenues as a result of the unit being in lay-up.

Adjusted EBITDA was $120 million in the first quarter of 2021, compared to $164 million in the same quarter of the prior year. The decrease of $44 million mainly reflects lower economic uptime on the Petrojarl l FPSO, an absence of Voyageur FPSO revenues, lower day rates on the Rangrid FSO and an absence of revenues from two vessels in the FSO segment that were sold.
Operating Results
The commentary below compares certain results of the Partnership's operating segments on the basis of the non-IFRS measure of Adjusted EBITDA for the three months ended March 31, 2021 to the same period of the prior year.

Altera Infrastructure L.P. 1

The following table presents the Partnership's Adjusted EBITDA by segment:

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
In thousands of U.S. Dollars, unaudited	$	$	$
FPSO	52,768	72,355	79,593
Shuttle Tanker	67,194	71,823	64,867
FSO	7,405	(458)	23,892
UMS	(1,695)	(1,771)	(2,606)
Towage	(2,350)	(744)	(2,003)
Corporate/Eliminations	(3,052)	988	(195)
Partnership Adjusted EBITDA	120,270	142,193	163,548

The Partnership's Shuttle Tanker segment generated Adjusted EBITDA of $67 million for the three months ended March 31, 2021, compared to $65 million for the three months ended March 31 2020.
The Partnership's FPSO segment generated Adjusted EBITDA of $53 million for the three months ended March 31, 2021, compared to $80 million for the three months ended March 31, 2020. The decrease of $27 million is mainly due to lower economic uptime on the Petrojarl I FPSO and the impact of the Voyageur FPSO ceasing operations under its contract in mid-2020.
The Partnership's FSO segment generated Adjusted EBITDA of $7 million for the three months ended March 31, 2021, compared to $24 million in the same period in 2020. The decrease of $17 million is mainly due to a reduction in the Randgrid FSO contract rate and the absence of contribution from the Dampier Spirit FSO and Apollo Spirit FSO, as their contracts ended in the third quarter of 2020.
The Partnership's UMS segment generated Adjusted EBITDA loss of $2 million in the most recent quarter, in line with same period in 2020.
The Partnership's Towage segment generated Adjusted EBITDA loss of $2 million in the most recent quarter, which includes revenues from freeing up a container vessel in the Suez canal. Adjusted EBITDA is in line with same period in 2020.
Liquidity Update
As at March 31, 2021 the Partnership had total liquidity of $222 million, including $25 million of undrawn lines under a revolving credit facility, representing a decrease of $14 million from the prior quarter.
Strategic updates

Delivery of Shuttle Tanker Newbuildings
In January 2021, the Partnership took delivery of the fifth LNG-fueled DP2 shuttle tanker newbuilding, the Altera Wave. The vessel has commenced operations and is trading as part of the Partnership's CoA fleet in the North Sea. The sixth LNG fueled vessel, the Altera Wind, was delivered in March 2021 and has arrived in Norway for testing, while the seventh vessel is expected to be delivered early in 2022 and to operate off the East Coast of Canada.

Financings
During the three months ended March 31, 2021, the Partnership entered into two additional unsecured revolving credit facilities with Brookfield Business Partners LP and its affiliates, which provide for total borrowings of up to $100 million and mature in February 2022.

Altera Infrastructure L.P. 2

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among others: the Partnership’s review of potential strategic initiatives, including any related asset sales, joint ventures, capital raises or other transactions; and the timing of vessel deliveries, the commencement of charter contracts and the employment of newbuilding vessels. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: alternatives and conditions to implement any strategic initiatives; delays in vessel deliveries or the commencement of charter contracts or changes in expected employment of newbuilding vessels; and other factors discussed in the Partnership’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2020. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

About Altera Infrastructure L.P.
Altera Infrastructure L.P. is a leading global energy infrastructure services partnership primarily focused on the ownership and operation of critical infrastructure assets in the offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Altera has consolidated assets of approximately $4.4 billion, comprised of 51 vessels, including floating production, storage and offloading (FPSO) units, shuttle tankers (including one newbuilding), floating storage and offtake (FSO) units, long-distance towing and offshore installation vessels and a unit for maintenance and safety (UMS). The majority of Altera’s fleet is employed on medium-term, stable contracts.

Altera's preferred units trade on the New York Stock Exchange under the symbols "ALIN PR A", "ALIN PR B" and "ALIN PR E", respectively.

For Investor Relations enquiries contact:

Jan Rune Steinsland, Chief Financial Officer
Email: investor.relations@alterainfra.com
Tel: +47 97 05 25 33
Website: www.alterainfra.com

Altera Infrastructure L.P. 3

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
	$	$	$
Revenues	272,754	278,657	312,401
Direct operating costs	(161,841)	(143,896)	(153,819)
General and administrative expenses	(12,668)	(24,217)	(14,802)
Depreciation and amortization	(77,249)	(81,128)	(78,534)
Interest expense	(47,684)	(50,511)	(48,269)
Interest income	28	1,870	667
Equity-accounted income (loss)	19,384	19,658	(4,055)
Impairment expense, net	—	(83,615)	(172,002)
Gain (loss) on dispositions, net	—	5,380	(562)
Realized and unrealized gain (loss) on derivative instruments	13,860	7,190	(90,923)
Foreign currency exchange gain (loss)	325	(514)	(3,440)
Other income (expenses), net	(26)	(844)	(1,229)
Income (loss) before income tax (expense) recovery	6,883	(71,970)	(254,567)
Income tax (expense) recovery
Current	(982)	(1,303)	(2,136)
Deferred	—	244	(2,229)
Net income (loss)	5,901	(73,029)	(258,932)
Attributable to:
Limited partners - common units	(302)	(80,120)	(258,141)
General partner	(2)	(615)	(1,907)
Limited partners - preferred units	7,880	7,989	8,038
Non-controlling interests in subsidiaries	(1,675)	(283)	(6,922)
	5,901	(73,029)	(258,932)
Basic and diluted earnings (loss) per limited partner common unit	0.00	(0.20)	(0.63)

Altera Infrastructure L.P. 4

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
	$	$	$
Net income (loss)	5,901	(73,029)	(258,932)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to net income (loss):
Pension adjustments, net of taxes	—	1,438	—
Items that may be reclassified subsequently to net income (loss):
To interest expense:
Realized gain on qualifying cash flow hedging instruments	(190)	(189)	(208)
To equity income:
Realized gain on qualifying cash flow hedging instruments	(196)	(201)	(255)
Total other comprehensive income (loss)	(386)	1,048	(463)
Comprehensive income (loss)	5,515	(71,981)	(259,395)
Attributable to:
Limited partners - common units	(685)	(79,080)	(258,601)
General partner	(5)	(607)	(1,910)
Limited partners - preferred units	7,880	7,989	8,038
Non-controlling interests in subsidiaries	(1,675)	(283)	(6,922)
	5,515	(71,981)	(259,395)

Altera Infrastructure L.P. 5

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. Dollars)

	As at	As at
	March 31,	December 31,
	2021	2020
	$	$
ASSETS
Current assets
Cash and cash equivalents	197,078	235,734
Financial assets	48,621	103,514
Accounts and other receivable, net	217,392	222,629
Vessels and equipment classified as held for sale	7,500	7,500
Inventory	21,586	16,308
Due from related parties	2,723	9,980
Other assets	34,571	37,326
Total current assets	529,471	632,991
Non-current assets
Financial assets	45,753	36,372
Vessels and equipment	3,213,592	3,029,415
Advances on newbuilding contracts	26,094	127,335
Equity-accounted investments	243,698	241,731
Deferred tax assets	5,144	5,153
Other assets	169,887	185,521
Goodwill	127,113	127,113
Total non-current assets	3,831,281	3,752,640
Total assets	4,360,752	4,385,631
LIABILITIES
Current liabilities
Accounts payable and other	333,400	302,414
Other financial liabilities	40,307	198,985
Borrowings	349,890	362,079
Due to related parties	73,226	7
Total current liabilities	796,823	863,485
Non-current liabilities
Accounts payable and other	114,068	128,671
Other financial liabilities	207,425	144,350
Borrowings	2,799,400	2,808,898
Due to related parties	199,648	194,628
Deferred tax liabilities	700	700
Total non-current liabilities	3,321,241	3,277,247
Total liabilities	4,118,064	4,140,732
EQUITY
Limited partners - Class A common units	(2,509)	(2,505)
Limited partners - Class B common units	(156,267)	(157,897)
Limited partners - preferred units	376,488	376,512
General partner	6,826	6,828
Accumulated other comprehensive income	3,685	4,071
Non-controlling interests in subsidiaries	14,465	17,890
Total equity	242,688	244,899
Total liabilities and equity	4,360,752	4,385,631

Altera Infrastructure L.P. 6

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Three months Ended March 31,
	2021	2020
	$	$
Operating Activities
Net income (loss)	5,901	(258,932)
Adjusted for the following items:
Depreciation and amortization	77,249	78,534
Equity-accounted (income) loss, net of distributions received	(990)	19,550
Impairment expense, net	—	172,002
(Gain) loss on dispositions, net	—	562
Unrealized (gain) loss on derivative instruments	(162,257)	83,849
Deferred income tax expense (recovery)	—	2,229
Provisions and other items	(193)	(940)
Other non-cash items	12,086	6,246
Changes in non-cash working capital, net	39,239	(17,964)
Net operating cash flow	(28,965)	85,136
Financing Activities
Proceeds from borrowings	75,000	72,015
Repayments of borrowings and settlement of related derivative instruments	(99,367)	(74,217)
Financing costs related to borrowings	(750)	(201)
Proceeds from borrowings related to sale and leaseback of vessels	71,400	11,900
Repayments of borrowings related to sale and leaseback of vessels	(2,881)	—
Financing costs related to borrowings from sale and leaseback of vessels	—	(65)
Proceeds from borrowings from related parties	75,000	30,000
Lease liability repayments	(3,392)	(5,753)
Distributions to limited partners and preferred unitholders	(7,880)	(8,038)
Distributions to others who have interests in subsidiaries	(1,750)	(4,750)
Repurchase of preferred units	(24)	—
Net financing cash flow	105,356	20,891
Investing Activities
Additions
Vessels and equipment	(156,317)	(201,707)
Equity-accounted investments	(1,172)	(465)
Dispositions:
Vessels and equipment	—	15,060
Restricted cash	42,202	83,815
Acquisition of company (net of cash acquired of $6.4 million)	—	6,430
Net investing cash flow	(115,287)	(96,867)
Cash and cash equivalents
Change during the period	(38,896)	9,160
Impact of foreign exchange on cash	240	(4,822)
Balance, beginning of the period	235,734	199,388
Balance, end of the period	197,078	203,726

Altera Infrastructure L.P. 7

Non-IFRS Measures

To supplement the unaudited interim condensed consolidated financial statements, the Partnership uses Adjusted EBITDA, which is a non-IFRS financial measure, as a measure of the Partnership's performance. Adjusted EBITDA is calculated as net income (loss) before interest expense, interest income, income tax expense, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps, as the Partnership in assessing its performance, views these gains or losses as an element of interest expense; realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; realized gain or loss on foreign currency forward contracts; and equity-accounted income (loss). Adjusted EBITDA also includes the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. The Partnership does not have control over the operations of, nor does it have any legal claim to the revenues and expenses of its equity-accounted investments. Consequently, the cash flow generated by the Partnership's equity-accounted investments may not be available for use by the Partnership in the period that such cash flows are generated.
Adjusted EBITDA is intended to provide additional information and should not be considered as the sole measure of the Partnership's performance or as a substitute for net income (loss) or other measures of performance prepared in accordance with IFRS. In addition, this measure does not have a standardized meaning and may not be comparable to similar measures presented by other companies. These non-IFRS measures are used by the Partnership's management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing its financial and operating performance across reporting periods and with other companies.

Non-IFRS Financial Measures

The following table includes reconciliations of Adjusted EBITDA to net income (loss) for the periods presented in the Partnership's Consolidated Financial Summary.

	Three Months Ended
(in thousands of U.S. Dollars, unaudited)	March 31,	December 31,	March 31,
	2021	2020	2020
	$	$	$
Adjusted EBITDA	120,270	142,193	163,548
Depreciation and amortization	(77,249)	(81,128)	(78,534)
Interest expense	(47,684)	(50,511)	(48,269)
Interest income	28	1,870	667
Expenses and gains (losses) relating to equity-accounted investments	(4,869)	(11,485)	(28,908)
Impairment expense, net	—	(83,615)	(172,002)
Gain (loss) on dispositions, net	—	5,380	(562)
Realized and unrealized gain (loss) on derivative instruments	13,860	6,061	(89,620)
Foreign currency exchange gain (loss)	325	(514)	(3,440)
Other income (expenses), net	(26)	(844)	(1,229)
Adjusted EBITDA attributable to non-controlling interests	2,228	623	3,782
Income (loss) before income tax (expense) recovery	6,883	(71,970)	(254,567)
Income tax (expense) recovery:
Current	(982)	(1,303)	(2,136)
Deferred	—	244	(2,229)
Net loss	5,901	(73,029)	(258,932)

Altera Infrastructure L.P. 8

Adjusted EBITDA from equity-accounted investments, which is a non-IFRS financial measure and should not be considered as an alternative to equity accounted income (loss) or any other measure of financial performance presented in accordance with IFRS, represents our proportionate share of Adjusted EBITDA (as defined above) from equity-accounted investments. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA from equity-accounted investments is summarized in the table below:

	Three Months Ended
(in thousands of U.S. Dollars, unaudited)	March 31,	December 31,	March 31,
	2021	2020	2020
	$	$	$
Equity-accounted income (loss)	19,384	19,658	(4,055)
Less:
Depreciation and amortization	(7,565)	(7,713)	(7,838)
Interest expense, net	(2,068)	(5,102)	(3,834)
Income tax (expense) recovery
Current	(47)	(139)	(132)
EBITDA	29,064	32,612	7,749
Less:
Realized and unrealized gain (loss) on derivative instruments	5,527	1,395	(15,078)
Foreign currency exchange gain (loss)	(716)	74	(2,036)
Adjusted EBITDA from equity-accounted investments	24,253	31,143	24,863

Altera Infrastructure L.P. 9